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                             March 28, 2022

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed March 25,
2022
                                                            File No. 333-257700

       Dear Mr. Hamilton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1 Filed March 25,
2022

       Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO
       Acquisitions)
       Footnotes Relating to the Financial Statements Above, page 76

   1. Please refer to footnote (5)(b). Your revised disclosure in footnote (5) and on page 122 in your filing now
indicates that the revised purchase price for University of Antelope Valley includes a note payable
of $17,500,000, which provides for an interest rate of 5%. Please revise your pro forma
statements of operations for the year ended December 31, 2020 and the six months ended
June 30, 2021 to include a pro forma adjustment for the interest expense associated with
this note payable or explain why you do not believe this is
                                                        required.
 Roger Hamilton
Genius Group Ltd.
March 28, 2022
Page 2
General

2. We note your disclosure on pages 191, 192, and 199 indicates that the IPO deadline/terms under the relevant acquisition agreements for E-Square, Education Angels, and PIN were extended to April 30, 2022. However, the extending letters that you filed as exhibits 2.19,
      2.20, and 2.21 indicate that the IPO deadline/terms under these acquisition agreements were extended through June 30, 2022. Please revise to reconcile the prospectus disclosure with the terms of these extending letters. As a related matter, please update your disclosure on page 198 to indicate that the IPO deadline/terms under your Stock Purchase
      Agreement with UAV were extended through April 30, 2022.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameRoger Hamilton
                                                           Division of
Corporation Finance
Comapany NameGenius Group Ltd.
                                                           Office of Trade &
Services
March 28, 2022 Page 2
cc:       Benjamin S. Reichel
FirstName LastName